UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 9, 2009

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated July 9, 2009 – Receipt of Notices from Shareholders

99.2	Requisition Notices

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 9, 2009

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Teo Tong Kooi
Name:	Teo Tong Kooi
Title:	President and Director

Exhibit 99.1

Receipt of Notices from Shareholders

Singapore, Singapore – July 9, 2009 – The Board of Directors of China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that it has, on July 7, 2009 (Bermuda time) received five notices dated between June 17, 2009 and June 26, 2009 from Cede & Co., the nominee of The Depository Trust Company, on behalf of (i) Shah Capital Fund, L.P., (ii) Shah Capital Management, (iii) Theo W. Muller, (iv) Trellus Partners L.P., Trellus Partners L.P. II and Trellus Offshore Fund Limited and (v) Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd, representing that such entities and persons collectively hold more than 10% of the paid up capital of China Yuchai carrying the right to vote (“Notices”). Copies of the Notices are attached.

By the Notices, the various entities and persons have requested that a special meeting of shareholders be convened to consider proposals to: (i) amend China Yuchai’s bye-laws to remove the provisions relating to the special share (“Special Share”), (ii) remove the current President as an officer and director of China Yuchai, and appoint a replacement (iii) remove the Audit Committee Chairman as Audit Committee Chairman and a director of China Yuchai and (iv) amend China Yuchai’s bye-laws to permit the appointment of two independent directors by shareholders who have no interest in the Special Share and are not connected in any way with Coomber, Goldman, Zhong Lin, State Holding Company or Yulin City Government.

Pursuant to the Company’s bye-laws (“Bye-Laws”), shareholders holding not less than 10% of the Company’s paid up share capital with the right to attend and vote at general meetings have the right, by written requisition, to require a special general meeting to be convened within two months of such requisition. The Board of Directors of China Yuchai has considered the contents of the Notices and will proceed to convene a special general meeting. Details of the meeting will be announced in due course.

It is to be noted that under Article 27 of the Bye-laws, for as long as the Special Share is outstanding, no shareholders resolution, whether ordinary or special may be passed without the affirmative vote of the Special Share. As publicly disclosed, the Special Share is held by Hong Leong Asia Ltd. through its wholly-owned subsidiary, HL Technology Systems Pte Ltd.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel:     +1-646-284-9409

Email: kevin.theiss@us.grayling.com

   dixon.chen@us.grayling.com

Exhibit 99.2

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

C/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date: June 26, 2009

China Yuchai International Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: The Directors

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of China Yuchai International Limited (the “Company”). DTC is informed by its Participant, Goldman Sachs & Co (the “Participant”), that on the date hereof 450,340 and 524,418 of such shares (the total of which is 974,758 hereafter, the “Shares”) credited to Participant’s DTC account are beneficially owned by Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd., respectively, customers of Participant.

At the request of Participant, on behalf of Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd., Cede & Co., as a holder of record of the above shares, hereby request that you call a special meeting of the shareholders of the Company pursuant to section 74 Companies Act 1981. You will also be receiving several other letters of like form to this which all together will represent more than 10% of the paid up capital of the Company carrying the right to vote. The purpose of the meeting is to consider the following:

1. Amendments to be enacted to the bye-laws to remove the Special Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of the financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Amendments to be enacted to the bye-laws to permit the appointment of two independent directors by the holders of shareholders who do not have any direct or indirect interest in the Special Share, nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government, in order to improve governance and represent the interests of the public shareholders.

While Cede & Co., is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in Interest, Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd.. Cede & Co., has no interest in this matter other than to take those steps which are necessary to ensure that Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd., are not denied his rights as The beneficial owner of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated: 6/22/09	BY:	/s/ Peter J. Gleeson
Peter J. Gleeson, partner

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

C/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date: June 22, 2009

China Yuchai International Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: The Directors

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock, China Yuchai International (the “Company”). DTC is informed by its Participant, Fidelity Investments (the “Participant”), that on the date hereof 697,345 of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by Shah Capital Management, a customer of Participant.

At the request of Participant, on behalf of Shah Capital Management, Cede & Co., as a holder of record of the Shares, hereby request that you call a special meeting of the shareholders of the Company pursuant to section 74 Companies Act 1981. You will also be receiving several other letters of like form to this which all together will represent more than 10% of the paid up capital of the Company carrying the right to vote. The purpose of the meeting is to consider the following:

1. Amendments to be enacted to the bye-laws to remove the Special Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of the financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Amendments to be enacted to the bye-laws to permit the appointment of two independent directors by the holders of shareholders who do not have any direct or indirect interest in the Special Share, nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government, in order to improve governance and represent the interests of the public shareholders.

While Cede & Co., is furnishing this request as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in Interest, Shah Capital Management, Cede & Co., has no interest in this matter other than to take those steps which are necessary to ensure that Shah Capital Management is not denied his rights as the beneficial owner of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated: 6/22/09	BY:	/s/ Peter J. Gleeson
Peter J. Gleeson, partner

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

C/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date: June 17, 2009

China Yuchai International Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: The Directors

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of China Yuchai International Limited (the “Company”). DTC is informed by its Participant, UBS Securities LLC (the “Participant”), that on the date hereof 1,480,000 shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by Shah Capital Fund, L.P, customer of Participant.

At the request of Participant, on behalf of Shah Capital Fund, L.P, Cede & Co., as a holder of record of the above shares, hereby request that you call a special meeting of the shareholders of the Company pursuant to section 74 Companies Act 1981. You will also be receiving several other letters of like form to this which all together will represent more than 10% of the paid up capital of the Company carrying the right to vote. The purpose of the meeting is to consider the following:

1. Amendments to be enacted to the bye-laws to remove the Special Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of the financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Amendments to be enacted to the bye-laws to permit the appointment of two independent directors by the holders of shareholders who do not have any direct or indirect interest in the Special Share, nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government, in order to improve governance and represent the interests of the public shareholders.

While Cede & Co., is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in Interest, Shah Capital Fund LP., has no interest in this matter other than to take those steps which are necessary to ensure that Shah Capital Fund LP, are not denied his rights as The beneficial owner of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated: June 23, 2009	BY:	/s/ Peter J. Gleeson
Peter J. Gleeson, partner

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

C/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date: June 25, 2009

China Yuchai International Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: The Directors

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of China Yuchai International Limited (the “Company”). DTC is informed by its Participant, Morgan Stanley & Co (the “Participant”), that on the date hereof 510,172 of such shares (the “Shares”) credited to the Participant’s DTC account are beneficially owned by the customers of the Participant; please see below table for account breakdown.

Beneficial Owner	Shares
Trellus Partners LP	325,830
Trellus Partners LP II	23,036
Trellus Offshore Fund Limited	161,306

At the request of Participant, on behalf of Trellus Partners LP and Trellus Partners LP II and Trellus Offshore Fund Limited, Cede & Co., as a holder of record of the above shares, hereby request that you call a special meeting of the shareholders of the Company pursuant to section 74 Companies Act 1981. You will also be receiving several other letters of like form to this which all together will represent more than 10% of the paid up capital of the Company carrying the right to vote. The purpose of the meeting is to consider the following:

1. Amendments to be enacted to the bye-laws to remove the Special Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of the financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Amendments to be enacted to the bye-laws to permit the appointment of two independent directors by the holders of shareholders who do not have any direct or indirect interest in the Special Share, nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government, in order to improve governance and represent the interests of the public shareholders.

While Cede & Co., is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true parties in Interest, Trellus Partners LP and Trellus Partners LP II and Trellus Offshore Fund Limited, Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Trellus Partners LP and Trellus Partners LP II and Trellus Offshore Fund Limited, are not denied his rights as The beneficial owner of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated: June 25, 2009	BY:	/s/ Peter J. Gleeson
Peter J. Gleeson, partner

DEMAND TO CALL A SPECIAL MEETING

Cede & Co.

C/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date: June 17, 2009

China Yuchai International Limited

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

Attention: The Directors

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of China Yuchai International Limited (the “Company”). DTC is informed by its Participant, National Financial Services LLC (the “Participant”), that on the date hereof 997,000 of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by or voting rights assigned to Theo W. Muller, a customer of Participant.

At the request of Participant, on behalf of Theo W. Muller, Cede & Co., as holder of record of the above shares, hereby request that you call a special meeting of the shareholders of the Company pursuant to section 74 Companies Act 1981. You will also be receiving several other letters of like form to this which all together will represent more than 10% of the paid up capital of the Company carrying the right to vote. The purpose of the meeting is to consider the following:

1. Amendments to be enacted to the bye-laws to remove the Special Share provision and all related provisions.

2. Immediate removal of Mr. Teo Tong Kooi as an officer and director of the Company and the appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

3. Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company. In his capacity as audit committee chairman he has failed to oversee the auditing and release of the financials in a timely and effective fashion. A new auditor has just been ratified at the recent shareholder meeting and the timing is ideal to appoint a new director who can fulfill the Audit Committee Chairman function in an effective and competent fashion. Mr. Tan Aik-Leang has also failed in his duty as an independent director to act in the best interests of the public shareholders.

4. Amendments to be enacted to the bye-laws to permit the appointment of two independent directors by the holders of shareholders who do not have any direct or indirect interest in the Special Share, nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government, in order to improve governance and represent the interests of the public shareholders.

While Cede & Co., is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in interest, Theo W. Muller. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Theo W. Muller is not denied his rights as the beneficial owner of the Shares, and Cede & Co., assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated: 22 June 2009	BY:	/s/ Cheryl Lambert
Cheryl Lambert (partner)